

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities, LLC

We have audited the accompanying statement of financial condition of Focus Securities, LLC (a limited liability company) as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Focus Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of Focus Securities, LLC's financial statements. The supplemental information is the responsibility of Focus Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2016 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Bennett Thrasher LLP

Atlanta, Georgia
February 13, 2017

A LIMITED LIABILITY PARTNERSHIP OF CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

One Overton Park 3625 Cumberland Boulevard Suite 1000 Atlanta, Georgia 30339 phone 770.396.2200 fax 770.390.0394 www.btcpa.net

BETTER TOGETHER™

FOCUS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	36,980
Securities owned, at fair value		9
Due from member		1,516
Prepaid expenses		14,721
Deposits		174
Total assets	$	53,400

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$	5,479
Total liabilities		5,479
Member's equity		47,921
Total liabilities and member's equity	$	53,400

See accompanying notes to the financial statements

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Note A
Summary of Significant Accounting Policies

Nature of Operations:

FOCUS SECURITIES LLC (the "Company"), was formed in Georgia as a limited liability company in March 2009. The Company is a wholly-owned subsidiary of FOCUS, LLC (the "Sole Member") and is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at one financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Revenue Recognition:

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon closing of a transaction.

Compensation and Benefits:

Compensation and benefits in the statement of operations includes $2,918,280 of commissions paid to registered representatives of the Company during the year ended December 31, 2016.

Note A
Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

The Company has adopted the provisions of FASB Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, due from member, prepaid expenses, deposits and accounts payable and accrued liabilities are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $31,501, which was $26,501 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1

Note C
Related Party Transactions

The Company pays a monthly management fee to the Sole Member equal to 90% of the Company's prior month net income, as defined in the management agreement. Management fees will be permanently reduced or waived for any month where necessary to ensure that adjusted net capital does not fall below 120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregated indebtedness to net capital does not exceed 120%. During the year ended December 31, 2016, management fees incurred were $29,752, none of which was outstanding at year end.

The Company has entered into an expense sharing agreement with the Sole Member. Under this agreement, the Sole Member pays all indirect expenses of the Company as defined in the expense sharing agreement. These expenses are allocated to the Company in accordance with the terms of the agreement. During the year ended December 31, 2016, allocated expenses incurred were $18,341, At December 31, 2016, the Company was owed $1,358 from the Sole Member for overpayments under the agreement. The balance is included in Due from member in the accompanying statement of financial condition.

The Company pays overhead assessment fees to Focus Investment Banking, LLC, an affiliate of the Company (the "Affiliate"), on behalf of its registered representatives from investment banking revenues received. Pursuant to a Managing Director Agreement between each registered representative and the Affiliate, commissions earned by registered representatives are to be reduced to compensate the Affiliate for use of its name and reputation and to reimburse it for the costs of various marketing, administrative and regulatory services and for the use of marketing and other materials. The overhead assessments paid by the Company to Affiliate on behalf of registered representatives during the year ended December 31, 2016 totaled $721,684 and are included in compensation and benefits in the accompanying statement of operations. There are no amounts outstanding at December 31, 2016.

Note D
Concentrations

Significant Transactions:

A significant transaction is one from which at least 10% of annual revenue is derived. The Company had revenue from four transactions totaling $2,226,850, which comprised approximately 71% of commission revenues for the year ended December 31, 2016. There were no receivables due from these transactions at December 31, 2016.

Note E
Contingencies

In the ordinary course of business, the Company is subject to litigation. There is no pending litigation at December 31, 2016.

Note F
Subsequent Events

The Company evaluated subsequent events through February 13, 2017, when these financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for the fiscal year ended December 31, 2016, in which (1) Focus Securities, LLC identified the following provisions of 17 C.F.R. § l5c3-3(k) under which Focus Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Focus Securities, LLC stated that Focus Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Focus Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Focus Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 13, 2017

A LIMITED LIABILITY PARTNERSHIP OF CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

One Overton Park 3625 Cumberland Boulevard Suite 1000 Atlanta, Georgia 30339 phone 770.396.2200 fax 770.390.0394 www.btcpa.net

BETTER TOGETHER™

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